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                                      EXHIBIT 2


                              December 8, 1998

Board of Directors
St. John Knits, Inc.
17422 Derian Avenue
Irvine, California  92614

Ladies and Gentlemen:

          Robert E. Gray, together with Vestar Capital Partners, Inc. ("Vestar" and, together with Robert Gray, the "Purchasers") are pleased to submit the following proposal to purchase 98% of the outstanding common stock of St. John Knits, Inc. (the "Company"). The Purchasers are prepared to move quickly toward the execution of a definitive acquisition agreement and are confident that the proposed transaction (the "Transaction") can be completed expeditiously.

          1. PURCHASE PRICE. The Purchasers propose to acquire 98% of the outstanding common stock of the Company at a price of $28 per share in cash, for an aggregate purchase price of approximately $490 million. Approximately 5% of the outstanding common stock will remain in the hands of the remaining current public stockholders following the consummation of the Transaction.

          2.   CONDITIONS.  Consummation of the Transaction will be subject to:
(a) the negotiation and execution of a definitive acquisition agreement (the "Definitive Agreement") and related documents; (b) the receipt of any necessary consents and approvals from third parties and the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) the receipt by the Purchasers, on terms satisfactory to them, of all financing necessary to complete the Transaction; (d) satisfactory completion by Vestar and the Purchasers' financing sources prior to the execution of the Definitive Agreement of confirmatory due diligence investigations of the Company; and (e) the reincorporation of the Company as a Delaware corporation. Given the amount of diligence Vestar has completed to date and its knowledge of the Company's business, together with Robert Gray's intimate familiarity with the Company, we expect to complete our confirmatory due diligence and to be in a position to execute a Definitive Agreement within the next two weeks.

          3. FINANCING. Although consummation of the Transaction will be subject to the receipt of financing, the Purchasers are confident that they can obtain within the next two weeks definitive commitments with respect to the senior debt financing and a "highly confident" letter with respect to any
subordinated debt financing necessary to consummate the Transaction.   In that
regard, the Purchasers have retained Chase Manhattan Bank to lead in arranging the


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                                                                   Page 21 of 23


necessary debt financing. Chase's expertise in financing transactions of this nature buttresses the Purchasers' confidence that the necessary financing arrangements will be completed expeditiously and on favorable terms. In addition, Vestar Capital Partners III, L.P., Vestar's $800 million private equity fund, is prepared to commit the necessary equity funds to complete the transaction.

          4. NO BINDING COMMITMENT. Because the Board cannot accept our proposal without a more thorough evaluation of the proposed Transaction, this letter constitutes only a preliminary indication of our interest in consummating a Transaction on the terms described above, and does not constitute a binding commitment with respect to a Transaction. A binding commitment with respect to a Transaction will result only from the execution of a Definitive Agreement, and will be subject to the conditions set forth therein.

          5. PROCESS. We believe that the Transaction will provide superior value to the Company's shareholders. We recognize of course that the Board will require some time to evaluate the proposed Transaction before it can make its own determination whether to endorse it. Given Robert Gray's and the Gray family's involvement in the proposed Transaction, we appreciate that the Board may want to establish a special committee to review the proposed Transaction, and that such a committee may choose to engage counsel and investment bankers to assist it in such review. While we appreciate and respect the Board's need to conduct an appropriate process in evaluating our proposal, we must reserve the right to terminate our proposal if a Definitive Agreement has not been executed by the Company and the Purchasers by December 31, 1998.

                                        Yours truly,



                                        /s/ Robert Gray
                                        ------------------------------
                                        Robert Gray

                                        VESTAR CAPITAL PARTNERS, INC.



                                        By: /s/ James P. Kelley
                                           ---------------------------
                                           Name:  James P. Kelley
                                           Title: Managing Director


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                                                                   Page 22 of 23


                              December 16, 1998

Board of Directors
St. John Knits, Inc.
17422 Derian Avenue
Irvine, California  92614

Ladies and Gentlemen:

          Reference is made to the letter dated December 8, 1998, from Robert Gray and Vestar Capital Partners, Inc. to you in connection with their proposal to purchase 98% of the outstanding common stock of St. John Knits, Inc. (the "Company"). Capitalized terms used and not defined herein shall have the meanings set forth in such letter.

          Vestar Capital Partners III, L.P., the private equity fund referred to in the letter, will provide the equity financing for the Transaction and, accordingly, is making the proposal with Robert Gray to purchase 98% of the outstanding common stock of the Company. Vestar Capital Partners, Inc. should therefore be disregarded as a signatory of the letter and a party thereto for all purposes and Vestar Capital Partners III, L.P. should be substituted in its stead, with all references in the letter to "Vestar" being deemed to refer to Vestar Capital Partners III, L.P. and all references to the "Purchasers" being deemed to refer to Robert Gray and Vestar Capital Partners III, L.P.

                                        Yours truly,


                                        /s/ Robert Gray
                                        ----------------------------------------
                                        Robert Gray

                                        VESTAR CAPITAL PARTNERS III, L.P.

                                        By: Vestar Associates III, L.P.,
                                            its General Partner

                                        By: Vestar Associates Corporation III,
                                            its General Partner


                                        By: /s/ James P. Kelley
                                           -------------------------------------
                                           Name:  James P. Kelley
                                           Title: Vice President


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                                                                   Page 23 of 23


                                        VESTAR CAPITAL PARTNERS, INC.


                                        By: /s/ James P. Kelley
                                           -------------------------------------
                                           Name:  James P. Kelley
                                           Title: Managing Director